ANTHONY L.G., PLLC

laura aNTHONy, esq	www.ANTHONYPLLC.com
GEOFFREY ASHBURNE, ESQ*	WWW.SECURITIESLAWBLOG.COM
JOHN CACOMANOLIS, ESQ**	WWW.LAWCAST.COM
CHAD FRIEND, ESQ, LLM
SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:
MICHAEL R. GEROE, ESQ, CIPP/US****	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM
CRAIG D. LINDER, ESQ*****
PETER P. LINDLEY, ESQ, CPA, MBA
STUART REED, ESQ
MARC S. WOOLF, ESQ

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

July 28, 2020

VIA ELECTRONIC EDGAR FILING

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	iCap Vault 1, LLC
Amendment No. 3 to Registration Statement on Form S-11
Filed June 30, 2020
File No. 333-236458

Dear Sir or Madam:

This letter is being sent to you on behalf of iCap Vault 1, LLC (the “Company”), as issuer of the Notes, and Vault Holding 1, LLC, as guarantor of the Notes, as co-registrants, of the above-referenced registration statement on Form S-11 filed on February 14, 2020 and as amended on May 13, 2020, May 14, 2020 and June 30, 2020 (“Form S-11”), in response to certain comments (Comments Nos. 1, 2, and 5) of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Chris Christensen dated July 15, 2020 to Amendment No. 3 to the Form S-11 (“Staff Letter”). During our conversation with Staff Attorney Jonathan Burr, we were advised to respond to such comments and not to file an amendment (“Amendment No. 4”) at this time to the Form S-11. We have included a narrative response herein keyed to such comments (Comments Nos. 1, 2, and 5) of the Staff Letter. We trust you shall deem the contents of this transmittal letter responsive to such comments.

Amendment No. 3 to Registration Statement on Form S-11 filed June 30, 2020

General

Comment 1: We note your response to comment 1 and your revised disclosure on page 53. In this regard we note that you “reserve the right to suspend, terminate, modify, or add to the Interest Premium Program or offers thereunder or any Interest Rate Premiums at any time. . . and [you] are not required to implement any or all of the offers outlined above.” It appears to us that investors need ongoing transparency regarding the pricing terms of the security. Therefore, it does not appear to us that your pricing structure on the notes complies with Item 202(b)(1) of Regulation S-K and Item 501(b)(3) of Regulation S-K. Please revise your pricing structure as appropriate. We may have further comment.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

July 28, 2020

Response: In response to the Staff’s comment, the Company proposes to revise the subsection “Interest Rate Premium Rewards Program” under the section “Description of the Notes” in Amendment No. 4 to read as follows:

“Interest Rate Premium Rewards Program

The Company has created the Interest Rate Premium Rewards Program (the “Interest Premium Program”) to provide to investors who meet certain eligibility standards the opportunity to receive the interest rate premiums (“Interest Rate Premiums”) as a thank you for becoming an investor or remaining an investor of the Company. The Interest Rate Premiums will be calculated based on a 365-day year and will be compounded daily (except for the Interest Rate Premium under items 3 and 5 below which shall accrue as simple interest) and credited to the outstanding principal balance of the Note, unless otherwise specified in this prospectus or in a prospectus supplement. Unless otherwise specified in a prospectus supplement, the offers of Interest Rate Premiums the Company may make under the Interest Premium Program which may be effective from time to time include:

1.	Investment Amount. If an investor purchases a minimum of $25,000, $100,000, $250,000, or $500,000 of principal amount of Notes, the Company may pay an Interest Rate Premium during the period of time the investor maintains such minimum principal amount of such Notes of 0.25%, 0.50%, 0.75%, and 1.00%, respectively, pursuant to the terms of this offer. This offer shall be effective from the date of initial eligibility for any investor who meets the above stated minimum amount ($25,000 and above) and shall continue for a 1-year period following the date of initial eligibility, unless the investor’s principal amount of Notes becomes less than the minimum balance ($25,000) required to earn the reward at which point the offer shall discontinue. If an investor’s outstanding balance becomes less than the minimum amounts outlined above, then the Interest Rate Premium will be reduced to the rate of the minimum investment amount threshold that corresponds to the then applicable outstanding balance of Notes of an investor. If the Company should terminate, modify or add to this offer in the future, then such termination, modification or addition shall only apply to future Note purchasers and shall not apply to the outstanding balance of any investor who became eligible for this reward prior to the date of termination, modification or addition, nor to any reinvested interest of such investor during the 1-year period of the initial offer. If after the completion of the 1-year period the Company has not so terminated, modified or added to this offer, then the Company will be deemed to have renewed the offer for an additional 1-year period under the same terms as set forth herein for any investor who had previously been and continues to be eligible.

2.	Lock-up. If an investor agrees to waive the right to demand repayment by the Company of the Notes for 12, 18 or 24 months, the Company will pay an Interest Rate Premium during such 12, 18, or 24 month period on such Notes of 1.00%, 1.50%, and 2.00%, respectively. In no event shall the Company be allowed to change or modify the terms of this offer for investors who have previously waived the right to demand repayment in exchange for the Interest Rate Premium amount set forth in this offer, until such waiver period has been completed. If an investor demands repayment by the Company prior to the ending of the waiver period, then the investor’s principal balance will be re-calculated to remove any interest that has accrued during the waiver period, and the principal balance will additionally be reduced by 5% as a penalty for early redemption.

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

July 28, 2020

3.	Investment Duration. If an investor purchases a minimum of $10,000 of principal amount of Notes and maintains such minimum balance during the following 180-day period, the Company may pay an Interest Rate Premium of 0.10% at the end of the 180-day period pursuant to the terms of this offer. This offer shall be effective from the date of initial eligibility for any investor who meets the above stated minimum amount and shall continue for the 180-day period, unless the investor’s principal amount of Notes becomes less than the minimum balance required to earn the reward at which point the offer shall be terminated and the investor shall no longer be eligible for the reward. If after the completion of the 180-day period the Company has not terminated, modified or added to this offer, then the Company will be deemed to have renewed the offer for an additional 180-day period for any investor who had previously been and continues to be eligible. If the Company should terminate, modify or add to this offer in the future, then such termination, modification or addition shall only apply to future Note purchasers and shall not apply to the outstanding balance of any investor who became eligible for this reward during the 180-days prior to the date of termination, modification or addition. The Interest Rate Premium will be computed as simple interest on the average daily outstanding principal amount of Notes during the applicable 180-day period and added to the principal amount of Notes of the investor on the last day of the calendar month in which the 180-day period ends by adding the amount of the Interest Rate Premium to the investor’s principal Note balance. Notwithstanding the foregoing, this offer is not available to investors who elect the offer in Section 2 above, during any period of waiver thereunder.

4.	Clients of RIAs. If an investor invests in the Notes as a client of a Registered Investment Advisor with whom the Company has a selling agreement, the Company will pay an Interest Rate Premium of 1.00% for a 1-year period from the date of the direct investment by the investor. For purposes of determining the 1-year period for this offer, reinvested interest shall not be considered a direct investment by an investor. If after the completion of the 1-year period the Company has not terminated, modified or added to the this offer, then the Company will be deemed to have renewed the offer for an additional 1-year period for any investor who had previously been and continues to be eligible. If the Company should terminate, modify or add to this offer in the future, then such termination, modification or addition shall only apply to future Note purchasers and shall not apply to the outstanding balance of any investor who became eligible for this reward prior to the date of termination, modification or addition, nor to any reinvested interest of such investor, during the 1-year period of the initial offer.

5.	Volume Milestones – Broker Dealers and Advisors. If an investor invests in the Notes as a client of a Registered Broker Dealer or Registered Investment Advisor with whom the Company has a selling agreement with a volume milestone of Notes to be sold and such volume milestone is met collectively by the clients of such firm, the Company may pay an Interest Rate Premium to the investors of such firm for a 1-year period following initial eligibility ($5 million and above) as follows: for collectively purchasing and maintaining a minimum of $5 million, $15 million, or $30 million, the Interest Rate Premium for the 1-year period will be 0.15%, 0.30% and 0.50% respectively. The term “volume” shall mean the aggregate principal amount of Notes issued and outstanding that are held by investors of any particular Registered Broker Dealer or Registered Investment Advisor with whom the Company has a selling agreement. This offer shall be effective from the date of initial eligibility ($5 million and above) and shall continue for a 1-year period, unless the volume falls below the minimum volume milestone ($5 million) required to earn the reward at which point the offer shall be terminated. If the volume milestone of Notes of the firm becomes less than the minimum amounts outlined above, then the Interest Rate Premium will be reduced to the rate of the milestone threshold that corresponds to the then applicable outstanding balance of all Notes of the investors of such firm. If the Company should terminate, modify or add to this offer in the future, then such termination, modification or addition shall only apply to future Note purchasers and shall not apply to the outstanding balance of any investor who became eligible for this reward prior to the date of termination, modification or addition, nor to any reinvested interest of such investor during the 1-year period of the initial offer. If after the completion of the 1-year period the Company has not terminated, modified or added to this offer, then the Company will be deemed to have renewed the offer for an additional 1-year period for any investor who had previously been and continues to be eligible. This Interest Rate Premium shall accrue as simple interest during the periods of time in which the firm meets and maintains the volume milestone and shall be paid in arears on the last day of the calendar month in which the 1-year period ends by adding the amount of the Interest Rate Premium to the investor’s principal Note balance.

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

July 28, 2020

Investors who are eligible may receive one or more of the above offers simultaneously, unless restricted by the terms of such offer as outlined above. This prospectus (including any supplements or revisions that may be distributed in the future) sets forth the terms of the Interest Premium Program. We reserve the right to suspend, terminate, modify, or add to the Interest Premium Program or offers thereunder or any Interest Rate Premiums at any time, except where we are precluded from doing so during any designated time period set forth in the offers above, and we are not required to implement any or all of the offers outlined above for any investor who has not already begun to receive an Interest Rate Premium under an offer above. We may suspend at our sole discretion at any time the availability of all or any part of the Interest Premium Program to any individual or participant suspected of acting in bad faith as to, or abusing, the Interest Premium Program. The Company also reserves the right to change any administrative procedures of the Interest Premium Program without notice.

The Company will determine any question of interpretation arising under the Interest Premium Program, and any such determination will be final. Any action taken by the Company to effectuate the Interest Premium Program in the good faith exercise of the judgment of the Company will be binding on all parties.

Any questions regarding the Interest Premium Program should be referred to our customer care team at investor@icapequity.com.”

Comment 2: We note that the “Floating Rate payable on the Notes will accrue based on a 365-day year, compounds daily and will be credited to your Notes on the last business day of each calendar month and will be reinvested.” Please tell us whether the reinvested interest will be conducted as a part of this registered offering or whether it will be exempt from registration. If you are registering the interest reinvestment then revise the registration statement as appropriate. If you are relying on an exemption, please tell us the exemption and provide an analysis as to the availability of the exemption. In this regard, please tell us how you intend to inform investors of the interest rate at the time of the reinvestment. We may have further comment.

Response: In response to the Staff’s comment, the Company proposes to revise Amendment No. 4 to provide for the registration of the reinvested interest and that the reinvested interest (like the Notes) will accrue a floating rate of interest at a rate per annum equal to the Average Savings Account Rate as posted by the FDIC plus 2.00%, reset quarterly on January 1, April 1, July 1, and October 1 of each year based on the Average Savings Account Rate posted by the FDIC on December 15, March 15, June 15, and September 15, respectively, of the prior month.

Comment 5: Please advise us as to whether an Intercreditor Agreement has been drafted or entered into already, and if not, the expected timing of such drafting and adoption. If the Intercreditor Agreement has been entered into, please file it as an exhibit.

Response: The Company has not drafted or entered into an Intercreditor Agreement as of yet and does not anticipate entering into an Intercreditor Agreement in the near term.

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

July 28, 2020

If the Staff has any further comments regarding our proposed responses to the comments of the Staff set forth above, please feel free to contact the undersigned. We look forward to addressing the other comments in the Staff Letter and filing Amendment No. 4 after resolving the foregoing comments.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Isaac Esquivel/ U.S. Securities and Exchange Commission
Jennifer Monick/ U.S. Securities and Exchange Commission
Jonathan Burr/ U.S. Securities and Exchange Commission
David Link/ U.S. Securities and Exchange Commission
Chris Christensen/iCap Vault 1, LLC
Craig D. Linder, Esq./Anthony L.G., PLLC